This press release shall not, and shall not intend to, constitute an offer to sell or an invitation or solicitation of an offer to buy or subscribe for the securities of ShiFang Holding Limited in any jurisdiction where such offer, solicitation or sale is not permitted. The securities referred to herein are being offered and sold to non U.S. person outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities referred to herein have not been and will not be registered under the U.S. Securities Act, under any state securities laws of the United States or under the applicable securities laws of Australia, Canada or Japan. Prospective investors are reminded to rely only on the prospectus of ShiFang Holding Limited in making their investment decisions.

You are cautioned not to place undue reliance on the forward-looking statements contained herein. We can give no assurance that these forward-looking statements will prove to have been correct. Expectations reflected in these forward-looking statements are subject to change and we undertake no obligation to update or revise any forward-looking statements herein.

For Immediate Release	22 November 2010

SHIFANG HOLDING LIMITED
十方控股有限公司
 (Incorporated in the Cayman Islands with limited liability)

(Stock Code：1831)

Global Offering

Highlights of the Global Offering:

➢
Number of Shares offered under the Global Offering: a total of 183,042,000 Shares (subject to the over-allotment option) comprising initially 18,306,000 Hong Kong Offer Shares (subject to adjustment) and 164,736,000 International Offer Shares (subject to adjustment and the over-allotment option)

➢	Offer price range: HK$3.03 to HK$4.61 per Share
➢	The Hong Kong Public Offering will commence at 9:00 a.m. on Monday, 22 November 2010 and is expected to close at 12:00 noon on Thursday, 25 November 2010
➢	Trading is expected to commence on Friday, 3 December 2010
➢	The stock code of the Company is 1831
➢
CCB International Capital Limited is the sole global coordinator of the Global Offering. CCB International Capital Limited and China Merchants Securities (HK) Co., Ltd. are the joint bookrunners and joint lead managers of the Global Offering. CCB International Capital Limited and Macquarie Capital Securities Limited are the joint sponsors of the Global Offering

(21 November 2010 - Hong Kong) ShiFang Holding Limited (the “Company”) today announces details of the global offering (the “Global Offering”) and listing of its shares (“Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Global Offering comprises a total of 183,042,000 Shares (subject to the over-allotment option), of which approximately 90% (164,736,000 Shares) (subject to adjustment and the over-allotment option) will initially be offered in the international offering (the ‘‘International Offering’’) and approximately 10% (18,306,000 Shares) (subject to adjustment) will initially be offered in the Hong Kong public offering (the ‘‘Hong Kong Public Offering”). The offer price range is between HK$3.03 and HK$4.61 per share.

The Hong Kong Public Offering will commence at 9:00 a.m. on Monday, 22 November 2010 and is expected to close at 12:00 noon on Thursday, 25 November 2010. Trading of Shares on the Stock Exchange is expected to commence on Friday, 3 December 2010.

The Company intends to use the net proceeds from the Global Offering for the purposes and in the amounts as follows: (1) approximately 30%, or HK$176.2 million, to be used in relation to entering into long-term cooperation agreements with new newspaper partners primarily located in second-tier cities in the Bohai Bay and Beibu Bay areas, Northeast region, Central region and Southeast coastal region of the People’s Republic of China (the “PRC”); (2) approximately 30%, or HK$176.2 million, to be used to expand into other media complementary with the Company’s current print media services business by entering into new cooperation contracts with television stations, radio stations or other media service providers; (3) approximately 20%, or HK$117.5 million, to be used to undertake selective acquisitions and joint ventures; (4) approximately 10%, or HK$58.7 million, to be used to enhance the Company’s print media services business through increasing the quality of its services and deepening its relationships with its media partners; (5) approximately  10%, HK$   58.7 million, to be used for the Company’s working capital requirements.

CCB International Capital Limited is the sole global coordinator of the Global Offering. CCB International Capital Limited and China Merchants Securities (HK) Co., Ltd. are the joint bookrunners and joint lead managers of the Global Offering. CCB International Capital Limited and Macquarie Capital Securities Limited are the joint sponsors of the Global Offering.

～　END　～

About The Company

The Company provides a wide range of integrated print media and digital media services to advertisers from a diversified spectrum of industries through a network of newspaper partners that spans more than 16 second-tier and third-tier cities across eight provinces in the PRC. The Company’s multi-city business model, pursuant to which it enters with its newspaper partners into cooperation contracts that provide the Company with exclusive rights to sell advertising spaces in these newspapers, is distinctive in China. In connection with sales of advertising spaces, the Company offers value-added advertising services such as design, layout, content planning and event organizing to form one-stop solution packages for its advertising customers.

In addition, the Company’s exclusive contracts with its newspaper partners around the PRC allow the Company to provide its advertising customers with a single point of contact to create and place advertisement across any or all of the markets covered by its newspaper partners. The Company’s business model allows it to develop and offer a well-integrated array of services designed to satisfy the needs of its advertising customers, and helps the Company to distinguish itself from most PRC-based providers of advertising and advertising-related services.

For the years ended 31 December 2007, 2008 and 2009 and the six months ended 30 June 2010, the Company experienced rapid growth in revenue and profit: the Company’s revenue was RMB151.2 million, RMB361.7 million, RMB463.0 million and RMB240.7 million, respectively, and the Company’s profit was RMB32.2 million, RMB79.2 million, RMB140.8 million and RMB71.6 million, respectively, representing a CAGR of 75.0% and 109.1% between 2007 and 2009, respectively.

This press release is issued by Wonderful Sky Financial Group Limited on behalf of ShiFang Holding Limited.

For further information, please contact:
Wonderful Sky Financial Group Limited
Joanne Chan / Jonathan Yang / Cherry Qiu / Daisy Sun
Tel: (852) 2851 1038
Fax: (852) 2815 1352
Email: joannechan@wsfg.hk / jonathanyang@wsfg.hk / cherryqiu@wsfg.hk / daisysun@wsfg.hk

Important:

1. This press release is for information purpose only and does not constitute or include any recommendation or invitation or offer for acquisition, purchase or subscription of the securities of the Company nor does it intend to act as a recommendation of the sale of securities or any invitation or offer for acquisition, purchase or subscription of securities. Investors should read the prospectus of the Company for detailed information about the Company and the proposed offering before deciding whether or not to purchase any securities of the Company. An application to subscribe for the Shares referred to in this press release by any persons shall be made solely based on the prospectus and the application forms to be issued by the Company on 22 November 2010.

2. No application for Shares should be made by any person nor would such application be accepted without the completion of a formal application form or other application procedure that is issued with or in respect of the Shares.